UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Dated 16 December, 2022

Commission File Number: 001-38018

Integrated Media Technology Limited

(Exact Name as Specified in its Charter)

N/A

(Translation of Registrant’s Name)

Level 7, 420 King William Street

Adelaide SA 5000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: 16 December 2022

Integrated Media Technology Limited

By:	/s/ Xiaodong Zhang
Name:	Xiaodong Zhang
Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Interim Report - For the Six Months Ended June 30, 2022

Safe Harbor Statement

This Form 6K release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including those regarding IMTE’s expectations, intentions, strategies, and beliefs pertaining to future events or future financial performance. Actual events or results may differ materially from those in the forward-looking statements because of various important factors, including those described in the Company’s most recent filings with the SEC. IMTE assumes no obligation to update publicly any such forward-looking statements, whether because of new information, future events or otherwise. For a more complete description of the risks that could cause our actual results to differ from our current expectations, please see the section entitled “Risk Factors” in IMTE’s annual reports on Form 20-F and interim reports on Form 6-K filed with the SEC, as such factors may be updated from time to time in IMTE’s periodic filings with the SEC, which are accessible on the SEC’s website and at http://www.imtechltd.com.

Nasdaq (NASDAQ: IMTE)

16 December, 2022

Half Year Report - For the Six Months Ended June 30, 2022

Integrated Media Technology Limited (NASDAQ: IMTE) (“IMTE” or the “Company”) announces the release of its Interim Report for the six months ended June 30, 2022.

Presented In Australian dollars (A$)

	For the Six Months Ended
Key Information	June 30, 2022 A$	June 30, 2021 A$	% of Increase/ (Decrease)
Revenue from operating activities	-	3,294	N/A
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	1,073,098	(5,388,117)	120%
Loss from ordinary activities after tax attributable to members	(1,347,401)	(6,680,453)	(80%)
Total comprehensive gain/(loss) attributable to members	236,094	(6,414,078)	104%
Basic and diluted loss per share	(0.10)	(0.88)	(89%)
Interim dividend	N/A	N/A	N/A

There was no revenue from operating activities for the six months ended June 30, 2022 as compared to the revenue of A$3,294 for the six months ended June 30, 2021.

During the six months ended June 30, 2022, IMTE has recorded a loss of A$2,108,764 (2021: loss of A$7,130,857). The decrease was mainly due to net fair value gain of the derivative on financial instruments.

Please refer to Exhibit 99.1 for full text of our Interim Report for the six months ended June 30, 2022.

About Integrated Media Technology Limited (“IMTE”)

IMTE is an Australian company engaged in the business of manufacture and sale of nano coated plates for filters, the manufacture and sale of electronic glass, Halal certification and distribution of Halal products and the operating of an online exchange platform for trading in digital assets. For more information, please visit www.imtechltd.com.

Investor Relations Contact:

Email: corporate@imtechltd.com

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